Exhibit 4.(a).58

February 7, 2005

Via Facsimile: (054-781-4193)

Partner Communications Company Ltd.
8 Amal Street
Afeq Industrial Park
Rosh-Ha’ayin 48103
Israel
Attn.: Amikam Cohen and Alan Gelman

Re: Share Buy Back

Dear Sirs:

        The shareholders of Partner Communications Company Ltd., an Israeli company (“Partner”), set forth on Schedule A hereto (the “Israeli Shareholders”), severally and not jointly, desire to sell Ordinary Shares, par value NIS 0.01 per share, of Partner (“Shares”), to Partner, pursuant to the terms and conditions set forth below (the “Buy Back”):

        1.        Offer to Partner. The Israeli Shareholders, severally and not jointly, hereby irrevocably offer to sell to Partner the number of Shares set forth opposite their respective names on Schedule A hereto, subject to the terms and conditions set forth herein. As detailed on said Schedule A, the total number of Shares offered to Partner hereby, and the number of Shares offered by each Israeli Shareholder, shall vary depending on whether or not Matav Investments Limited (“Matav”) elects to participate in the Buy Back pursuant to paragraph 3(a) below.

        2.        Buy Back Price. The sale price per Share in the Buy Back (the “Buy Back Price”) shall equal 90% of the Volume Weighted Average Price/VWAP of the Company on the Tel Aviv Stock Exchange (as determined by Bloomberg) over the 20 trading days immediately preceding the day before the date of the Partner shareholder meeting that approves the Buy Back; provided, however, that in no event shall the Buy Back Price be lower than NIS 31.0412 or higher than NIS 32.2216.

        3.        Matav Participation Option and Put Option.

(a) Matav shall have the option to participate in the Buy Back by offering and selling to Partner in the Buy Back the number of Shares set forth opposite Matav’s name on Schedule A hereto (the “Matav Participation Option”). The Matav Participation Option shall be exercisable, in whole but not in part, until the end of the second business day immediately preceding the scheduled closing of the Buy Back by delivering written notice to each of the other Israeli Shareholders and to Partner. The other Israeli Shareholders shall notify Matav of such scheduled closing at least four business days prior thereto.

(b) In the event that Matav shall not have exercised the Matav Participation Option, then, for a period of 90 days following the closing of the Buy Back, Matav shall have the option to sell to the other Israeli Shareholders, severally and not jointly, the number of Shares set forth opposite the respective names of the other Israeli Shareholders on Schedule B hereto (the “Matav Put Option”). The price per share of the Matav Put Option shall equal the Buy Back Price, plus the interest accrued on the escrowed amount described below. In the event that Matav shall not have exercised the Matav Participation Option, then, promptly following the closing of the Buy Back, the other Israeli Shareholders, severally and not jointly, shall deposit with G.L.E. Trust Services Ltd., as escrow agent, an amount equal to the product of the Buy Back Price times the number of Shares set forth opposite their respective names on Schedule B hereto. As soon as practicable after the date hereof, the Israeli Shareholders shall negotiate in good faith to enter into an Escrow Agreement with such escrow agent. In the event that Matav shall have exercised neither the Matav Participation Option nor the Matav Put Option, then Matav shall be solely responsible for maintaining the minimum required holding of Israelis (the “Required Israeli Percentage”) under the license (the “License”) granted to Partner by the Israeli Ministry of Communications (the “MOC”).

        4.         Reserved

        5.        Conditions to Closing. The closing of the Buy Back shall be subject to the satisfaction of the following conditions (the “Conditions”), all to be upon reasonable terms and conditions. Partner shall have the right to waive any of the Conditions, provided that any such waiver does not involve a violation of law, regulation (including the License) or rule:

(a) receipt of financing by Partner of approximately $250 million from its lending banks to finance the Buy Back (the “Financing”) and amendment of the Senior Credit Facility, dated August 13, 1998, among Partner and its lending banks, as amended (the “Credit Facility”) to the extent required to effect the Buy Back;

(b) approval of the Buy Back and the Financing by the shareholders of Partner pursuant to Section 275 of the Israeli Companies Law, including the amendment of Partner’s Articles of Association, to the extent required to effect the Buy Back;

(c) receipt of the consent from Partner’s lending banks to release the secured guarantees of the Credit Facility granted by shareholders of Partner (and related Share pledges), Provided that if the banks so require, Partner may agree that the Shares may be purchased subject to the related Share pledges, and in which case this condition shall be deemed to have been satisfied;

(d) approval of the MOC pursuant to the License of the transfer of 10% or more of Partner’s means of control in the Buy Back;

(e) amendment to the License lowering the Required Israeli Percentage from 20% to no greater than 5%, provided, however, that if the Required Israeli Percentage shall be lowered to a percentage between 9% and 5.1%, then this condition shall be deemed to have been satisfied and the number of Shares to be sold to Partner in the Buy Back shall be reduced by a percentage of outstanding Shares equal to the difference between the new Required Israeli Percentage and 5%, which reduction shall be allocated among the respective Israeli Shareholders pro rata based on the respective numbers of Shares set forth in Schedule A hereto;

(f) approval of the Israeli Controller of Restrictive Trade Practices to Hutchison Telecommunications International Ltd. (“Hutchison”) and its affiliates controlling more than 50% of Partner; and

(g) no Israeli Shareholder shall have defaulted on its offer to sell Shares in the Buy Back.

        6.        Representations and Warranties. Each Israeli Shareholder, with respect to itself only, severally and not jointly, hereby represents and warrants to Partner as follows:

(a) Such Israeli Shareholder is the record and beneficial owner of the number of Shares set forth opposite such Israeli Shareholder’s name on Schedule A under the caption “with Matav”.

(b) This letter agreement has been executed and delivered by such Israeli Shareholder, and, assuming due authorization, execution and delivery by all other parties hereto, this letter agreement constitutes a legal, valid and binding obligation of such Israeli Shareholder, enforceable against it in accordance with its terms, except (A) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (B) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c) None of the Shares offered in the Buy Back by such Israeli Shareholder are subject to any lien, encumbrance, security interest, charge or pledge, except for the pledge granted to Partner’s lending banks in connection with the Credit Facility.

        7.       Closing.

(a) The closing of the Buy Back shall take place four business days following the date on which all the conditions set forth in Section 5 above have been either satisfied or waived by the relevant parties, at the offices of Goldfarb, Levy, Eran & Co., 2 Weizmann Street 64239, Tel Aviv, Israel.

(b) At the closing, the Israeli Shareholders shall deliver to Partner duly executed shares transfer deeds and share certificates representing the Shares offered to Partner pursuant hereto, and Partner shall transfer the applicable Buy Back Price for the offered Shares, by means of wire transfer of immediately available New Israeli Shekels, to the bank account of the respective Israeli Shareholders, the details of which shall be delivered to Partner in writing prior to the closing.

(c) If the share certificates delivered by any Israeli Shareholder to Partner shall represent a number of Shares in excess the number of Shares sold to Partner hereunder, then Partner shall promptly arrange for the issuance and delivery to such Israeli Shareholder of a new share certificate representing the balance of such Shares.

(d) Subject to the extent required by law (including the License or Articles of Association of Partner) that the Israeli Shareholders who retain Shares appoint and retain, from time to time, at least 10% of the directors of Partner (via a right to be included in an amendment to Partner’s Articles of Association), who shall be Israeli, and comply with the relevant provision of the License, the Israeli Shareholders shall deliver to the Partner’s secretary written resignation of their respective directors of Partner to take effect on the date of the closing of the Buy Back with an acknowledgement signed by each director, in a form satisfactory to Partner to the effect that each director has no claim against Partner for compensation for loss of office.

        8.       Termination. This letter agreement and the Buy Back shall automatically terminate on the date that any of the following shall occur: (i) on or before 21 days from the date after the signing hereof, Partner shall have failed to (A) deliver to each Israeli Shareholder a signed copy of this letter agreement indicating its acceptance thereof following the approval of its Audit Committee and Board of Directors or (B) publish a notice convening a shareholder meeting to approve the Buy Back scheduled for a date within 51 days from the date after the signing hereof, provided, however, that if Partner shall not yet have received the required approvals of the MOC and its lending banks for the Financing, then, upon written notice to the Israeli Shareholders, Partner shall be entitled to defer the publication of such shareholder meeting notice to a date no later than 41 days from the date after the signing hereof and to defer the scheduled date of such meeting to no later than 71 days from the date after the signing hereof; (ii) Partner shall have announced the cancellation of such shareholder meeting or its postponement to a date later than 51 days from the date hereof (or 71 days, if the deferral referenced in clause 7(i)(B) shall have been effected); (iii) the shareholders of Partner shall have failed to duly approve the Buy Back at the shareholder meeting convened for such purpose; or (iv) at the election of the Israeli Shareholders, the Buy Back shall not have closed for any reason within 80 days from the date hereof, provided that the Israeli Shareholders are not in material breach of the provisions hereof.

        9.       Miscellaneous.

(a) This letter agreement shall be governed in all respects by the internal laws of the State of Israel without regard to conflict of laws rules.

(b) Except as otherwise provided herein, the provisions of this letter agreement shall inure to the benefit of, and be binding upon, the respective successors and permitted assigns of the parties hereto. No party, without the prior written consent of the other parties, may assign all or any of its rights or obligations under this letter agreement, provided, however, that Matav shall be entitled to transfer to its lending banks (namely, Bank Hapoalim, Bank Leumi, Bank Discount and First International Bank of Israel) (i) the number of Shares set forth opposite its name on Schedule A hereto together with an assignment of the Matav Participation Option and/or (ii) the total number of Shares set forth on Schedule B hereto together with the Matav Put Option.

(c) This letter agreement, including the schedules attached hereto, constitute the full and entire understanding and agreement among the parties with regard to the subject matter hereof and thereof, and no party shall be liable or bound to any other party in any manner except as specifically set forth herein.

(d) Except as expressly provided herein, neither this letter agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the all parties hereto. In addition, any party may waive in writing any right or Condition of which such party is the beneficiary.

(e) All notices and other communications required or permitted under this letter agreement shall be in writing and shall be delivered by hand or sent by facsimile directed to (i) if to an Israeli Shareholder, at such Israeli Shareholder’s address or facsimile number set forth on Schedule A, with a copy (which shall not constitute notice) to Goldfarb, Levy, Eran & Co., 2 Weizmann Street, Tel Aviv 64239, Israel, facsimile number: +972-3-608-9909, Attention: Oded Eran, Adv. and Adam M. Klein, Adv.; or (ii) if to Partner, to the address or facsimile number first above written. Any notice sent in accordance with this paragraph 7(e) shall be effective (A) if delivered by hand, upon delivery or (B) if sent via facsimile, upon transmission and electronic confirmation of receipt.

(f) The parties shall take all reasonable actions in good faith to cause the Conditions to be fulfilled as soon as practicable. In addition, the parties shall, and shall use their reasonable efforts to procure that any necessary third party shall,execute such documents and do such acts and things as may reasonably be required for the purpose of giving full effect to all the provisions of this letter agreement. The Israeli Shareholders shall be entitled to be actively involved in the negotiations with the MOC and other regulatory authorities.

(g) The courts of Tel Aviv-Jaffo shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this letter agreement. All the parties hereto irrevocably submit to the jurisdiction of such courts and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

(h) If the Buy Back Price shall equal or exceed NIS 32.1342, then any stamp duty arising from this letter agreement shall be borne by the Israeli Shareholders, severally and not jointly, pro rata based on the respective number of Shares sold in the Buy Back (subject to adjustment if the Matav Put Option is exercised). If the Buy Back Price shall be less than NIS 32.1342, then half of such stamp duty shall be borne by Partner and the other half shall be borne by the Israeli Shareholders severally and not jointly, pro rata based on their respective number of Shares sold in the Buy Back (subject to adjustment if the Matav Put Option is exercised).

(i) All share numbers and share prices herein shall be adjusted to reflect dividends, stock splits, rights offerings, etc.

(j) This letter agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. If the foregoing is acceptable to Partner, please indicate Partner’s acceptance of our offer to effect the Buy Back by signing in the space provided below and send a copy of this signed letter agreement to the Israeli Shareholders.

Very truly yours,

ELBIT LTD. By: —————————————— Name: Title:	EUROCOM COMMUNICATIONS LTD. By: —————————————— Name: Title:

POLAR COMMUNICATIONS LTD. By: —————————————— Name: Title:	MATAV INVESTMENTS LTD. By: —————————————— Name: Title:

MATAV CABLE SYSTEMS MEDIA LTD. By: —————————————— Name: Title:

The offer set forth in this letter agreement is accepted subject to the terms and conditions set forth above, after having been approved by the Audit Committee and the Board of Directors of Partner:

Date: February __, 2005

PARTNER COMMUNICATIONS COMPANY LTD. By: —————————————— Name: Title:

Schedule A

Israeli Shareholders and Offered Shares

	No. of Shares Offered
Name and Address of Israeli Shareholders	w/o Matav	with Matav
Elbit Ltd. 3 Azrieli Center Triangle Building, 42nd Floor Tel Aviv 67023 Israel Tel: +972-3-607-5555 Fax: +972-3-607-5556 Attention: Mr. Tal Raz (Director)	15,856,551	12,765,190
Eurocom Communications Ltd. 2 Dov Friedman Street Ramat-Gan 52141 Israel Tel: +972-3-753-0900 Fax: +972-3-752-9699 Attention: Amikam Shorer, Adv. (VP & Legal Counsel)	11,626,616	9,359,915
Polar Communications Ltd. 21 Ha'arba'ah Street Tel Aviv 64739 Israel Tel: +972-3-684-5795 Fax: +972-3-684-5713 Attention: Ken Lalo (Executive Vice President)	4,235,038	3,409, 384
Matav Investments Ltd. 42 Pinkas Street, Netanya Tel: +972-9-860-2161 Fax: +972-9-860-2288 Attention: Ori Gur Arieh, Adv. (General Counsel)	0	7,783,444
Total	31,718,205	33,317,932

Schedule B

Shares subject to the Matav Put Option

Israeli Shareholder	Number of Shares

Elbit Ltd.	2,877,524
Eurocom Communications Ltd.	2,109,908
Polar Communications Ltd.	768,542

Total	5,755,974